Southside Bancshares, Inc.
1201 South Beckham
Tyler, Texas 75701

August 20, 2012

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southside Bancshares, Inc.
Registration Statement on Form S-3 (File No. 333-183381)
Form RW - Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Southside Bancshares, Inc. (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-3 (File No. 333-183381) (the “Registration Statement”) filed with the Securities and Exchange Commission on August 17, 2012.  The Registration Statement was incorrectly filed as form type S-3, and should instead have been filed as form type S-3D.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001140361-12-037618), be withdrawn, and is re-filing an identical registration statement that will be correctly labeled as an S-3D.

The Company confirms that no securities have been sold pursuant to the Registration Statement.

If you have questions regarding our request for withdrawal, please contact Lesley H. Solomon of Alston & Bird LLP at (404) 881-7364.

Sincerely,

SOUTHSIDE BANCSHARES, INC.

By: /s/  Lee R. Gibson
Name: Lee R. Gibson
Title: Senior Executive Vice President
and Chief Financial Officer